MAN INVESTMENTS INC.

(SEC I.D. No. 8-32575)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017,
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
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Filed pursuant to Rule 17a-5(e)(3) under the

Securities Exchange Act of 1934 as a Public Document

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of Man Investments Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Man Investments Inc. (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 1, 2018

We have served as the Company's auditor since 2014.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-32575

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Man Investments Inc.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

452 Fifth Avenue, 26th Floor
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Gallias   (212) 649-6625
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✔ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Eric Burl _____ , swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Man Investments Inc. _____ , as of December 31 _____ , 20 17 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Addison Kim
Notary Public, State of New York
No. 02KI6320628
Qualified in New York County
My Commission Expires Mar. 9, 2019



Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):
☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Man Investments Inc.
Statement of Financial Condition
December 31, 2017

Assets

Cash and Cash Equivalents	$	13,645,725
Due from affiliates		19,263,839
Deferred tax asset		3,466,856
Prepaid expenses		3,240,343
Fees receivable from affiliates		105,106
State taxes due from affiliates		196,290
Total assets	$	39,918,159

Liabilities and Stockholder's Equity

Accrued expenses and other payables	$	7,606,001
Due to affiliates		554,106
Payable to broker dealers		661,316
State taxes payable to affiliate		178,921
Total liabilities	$	9,000,344

Common stock, $1 par value; 10,000 shares authorized		
and 3,600 issued and outstanding		3,600
Additional paid-in capital		41,600,003
Accumulated deficit		(10,685,788)
Total stockholder's equity		30,917,815
Total liabilities and stockholder's equity	$	39,918,159

The accompanying notes are an integral part of the statement of financial condition.

Man Investments Inc.
Notes to Financial Statement
December 31, 2017

1.   Organization and Description of Business

Man Investments Inc. (the "Company") is a wholly owned subsidiary of Man Investments Holdings Inc. (the "Parent") which, in turn, is wholly owned by Man Investments USA Holdings Inc. ("MIUHI"). MIUHI is ultimately a wholly owned subsidiary of Man Group plc ("Man Group"), a United Kingdom public limited company, thus the Company, too, is an indirect wholly owned subsidiary of Man Group plc.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's activities are limited to selling shares of limited partnerships, direct participation programs and registered investment companies sponsored by affiliates of the Parent.

2.   Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents
Cash represents cash deposits held at banks used in the ordinary course of business. Cash equivalents of $10,378,666 represent money market mutual funds investing entirely in United States of America ("US") treasury instruments.

Fair Value
Financial assets and financial liabilities are recorded at amounts that approximate fair value. The fair value of the assets or liabilities represents the amount that would be received to sell an asset or, paid to transfer the liability in an orderly transaction between market participants. The Company's financial assets consist of receivables due from affiliates which are generally settled in 30 days. The liabilities owed by the Company consist of general accrued expenses and payables due to broker-dealers and affiliates that have short settlement periods and insignificant nonperformance risk.

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value due to their short term or demand nature and generally negligible credit risk. These instruments include cash, cash equivalents, due from affiliates, fees receivable from affiliates, accrued expenses and other liabilities, payables to broker-dealers, due to affiliates, taxes payable to affiliates and state taxes payable to affiliates.

Cash equivalents represent money market mutual funds investing entirely in US treasury instruments. These instruments are considered level 1 as there are observable quoted prices for identical assets in active markets.

Income Taxes
The Company is included in the consolidated federal and state unitary income tax returns filed by MIUHI (an affiliate and parent company in the United States). The Company files a standalone tax return for Florida.

Income taxes are determined on a separate company basis pursuant to an informal tax sharing agreement between the Company and MIUHI. The Company accounts for income taxes under the

asset and liability method. Under this method, deferred taxes are provided for the differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when these differences are expected to reverse. The Company's current approach regarding cash settlement under its tax sharing agreement is for cash settlement to be done based on the Company's share of the group's tax liability.

The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.   A valuation allowance is established to reduce the deferred tax assets to the amount that is more likely than not to be realized. At December 31, 2017, based upon its evaluation of the Company's current result of operations, the Company determined that it is more likely than not that it will realize its deferred tax assets and no valuation allowance was recorded as of December 31, 2017.

Uncertainty in income tax positions (ASC 740-10) is accounted for by recognizing in the financial statement the impact of a tax position when it is more likely than not (i.e., greater than 50 percent) that the tax position would be sustained upon examination by the tax authorities based on the technical merits of the position. Management considers the facts and circumstances available in order to determine the appropriate tax benefit to recognize, including tax legislation and statutes, legislative intent, regulations, rulings and case law. Differences could exist between the ultimate outcome of the examination of a tax position and management's estimate.

Use of Estimates
The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. The Accrued expenses and other payables and the State taxes due from affiliates amounts within the Statement of Financial Condition are based on estimates. Actual results could differ from these estimates.

Contingencies
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, management expects the risk of loss to be remote.

Recent Accounting Pronouncements
Revenue recognition
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers," which supersedes the revenue recognition requirements in the Codification Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of ASU No. 2014-09 is for companies to recognize revenue from the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The standard provides a five-step approach to be applied to all contracts with customers and also requires expanded disclosures about revenue recognition. In August 2015, the FASB issued ASU No. 2015-14, "Revenue from Contracts with Customers," which defers the effective date of ASU No. 2014-09 from annual reporting periods beginning after December 15, 2016 to annual reporting periods beginning after December 15, 2017. This standard

is to be retrospectively applied. Early adoption is not permitted. The Company has evaluated this guidance and concluded that it will have no material impact on its financial statement.

3.   **Related Party Transactions**

The Parent provides the Company with technology support, legal and compliance, as well as finance and administration services. The Company reimburses the Parent, generally on a monthly basis, for its share of the expenses incurred by the Parent based on the terms listed in the Administrative Services and Expense Funding Agreement.

The Company may at times carry receivable or payable balances with affiliates. At December 31, 2017, the Company owed affiliates $554,106, which is identified on the statement of financial condition as due to affiliates.

As described in Note 4, certain employees of the Company participate in deferred compensation incentive plans sponsored by Man Group. To fund the purchase of the shares and fund units, the Company pays Man Group's Employee Benefit Trust. As of December 31, 2017, the company had paid $3,160,729 for the cost of awards not yet vested, which is included in prepaid expenses in the statement of financial condition.

Substantially all of the Company's revenue is earned from related parties of Man Group. Further, substantially all of the Company's expenses, with the exception of sales load and servicing fees and professional fees, are allocated from related parties of Man Group plc.

During the year, the Parent contributed $1,979,579 of additional paid in capital in the form of forgiveness of the tax liability owing to the parent as part of the Man US Group tax sharing arrangement. No additional shares were issued as a result of the capital contribution.

4.   **Stock Based Compensation Plans**

Certain employees of the Company participate in stock-based incentive plans sponsored by Man Group. The Company records compensation costs related to share-based transactions based on the fair value of the underlying options.

Deferred Share Plan
The Man Deferred Share plan, a long-term incentive plan for selected employees, replaced the Man Co-Investment plan in June 2008. Participants are awarded options for shares in Man Group with no exercise price subject to continuing service throughout the vesting period. There is an incremental vesting over four years subsequent to the award date, in which 10% vests in year one, 15% vests in year two, 20% vests in year three and 55% vests in year four. Effective April 1, 2011, Man Group plc amended the vesting period to 3 years with 1/3rd of the award vesting in each year. Awards issued prior to April 1, 2011 continue to vest under the original four-year plan.

At December 31, 2011, the Man US Fund Deferral plan was approved, which is similar to the Man Deferred Share plan in terms of vesting but references the return of selected fund products rather than the issuance of Man Group stock.

The Company estimated the fair value of each share award or option on the date of grant. The valuation of the award depends on a number of financial and demographic assumptions, including dividend yield, volatility and the risk-free interest rate. These were all assumed to be constant over the term of each award. The Company estimated the fair value of each fund product award on the date of grant and through the year ended December 31, 2017. The Company used the assumption that pre-vesting forfeitures are at the rate of 3% per annum, however, the accounting charge is

adjusted to reflect actual forfeitures. Therefore, the assumption only affects the timing of the accounting expense, not the amount ultimately charged.

A summary of the activity of awards granted under the Deferred Share plans as of December 31, 2017 and changes during the year then ended is presented below:

	Deferred Share Plans	
	Awards	Weighted-Average Grant Date Fair Value (per award) [1]
Nonvested as of January 1, 2017	1,315,750	$ 1.76
Granted	1,189,287	1.22
Exercised	(660,463)	1.85
Transfers in /(out) [2]	257,496	0.06
Forfeited	(204,458)	
Nonvested as of December 31, 2017	1,897,612	
Total unrecognized compensation expense remaining	$ 2,578,204	
Weighted average years expected to be recognized	2.38	

	Key Executive Options	
	Awards	Weighted-Average Exercise Price
Outstanding at January 1, 2017	1,273,672	$ 1.56
Granted	-	
Exercised	-	
Transfers in /(out) [2]	(525,149)	1.53
Forfeited	-	
Outstanding at December 31, 2017	748,523	
Total unrecognized compensation expense remaining	$ -	
Weighted average years expected to be recognized	-	

[1] As Man Group shares trade in Pounds Sterling, all exercise price information has been translated into U.S. dollars using relevant exchange rates during the year.

[2] Transfers represent awards for employees that moved entities during the year as the awards follow the employee to the new employing entity.

Man Investments Inc.
Notes to Financial Statement
December 31, 2017

	Fund Product Plans	
	Awards	Weighted-Average Grant Date Fair Value (per award) [1]
Nonvested as of January 1, 2017	469,277	$ 3.06
Granted	121,992	8.05
Exercised	(365,644)	3.39
Transfers in /(out) [2]	24,357	10.01
Forfeited	-	
Nonvested as of December 31, 2017	249,982	
Total unrecognized compensation expense remaining	$ 582,525	
Weighted average years expected to be recognized	0.85	

[1] As Man Group shares trade in Pounds Sterling, all exercise price information has been translated into U.S. dollars using relevant exchange rates during the year.

[2] Transfers represent awards for employees that moved entities during the year as the awards follow the employee to the new employing entity.

5. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2017, the Company had net capital, as defined, of $4,437,808 which was $3,837,785 above the required minimum net capital of $600,023. The Company's ratio of aggregate indebtedness to net capital was 2.03 to 1.

The Company operates as an introducing broker and does not hold any customer's funds or securities. Therefore, the Company is exempt from the Customer Protection rule as defined under SEC Rule 15c3-3(k)(2)(i).

In the normal course of business, the Company may be named as a defendant in certain litigation, arbitrations and regulatory actions arising out of its activities as a broker-dealer in securities. Management accrues for such amounts when probable and estimable. Management, after consultation with outside counsel, does not believe that any current actions could be material to the financial condition of the Company.

6. Income Taxes

H.R. 1, originally known as the Tax Cuts and Jobs Act, was enacted on December 22, 2017 ("Tax Reform"). ASC 740 requires companies to recognize the effect of tax law changes in the period of enactment. Due to the reduction of the U.S. corporate income tax rate from 35% to 21%, the Company recognized a reduction to its deferred tax asset of $1,873,004 in its financial statements for the period ended December 31, 2017. The Company considers its accounting for the impact of Tax Reform complete and is not considering the effects as provisional pursuant to SEC Staff Accounting Bulletin 118 ("SAB 118").

The Company has recorded a deferred tax asset in the amount of $3,466,856 at December 31, 2017 primarily due to differences in the book and tax bases of the Company's accrued compensation and lease provisions. Management has evaluated all available evidence and has concluded that it is more likely than not its deferred tax assets will be realized and no valuation allowance is required to be established against the net deferred tax asset as of December 31, 2017.

The table below represents the components of deferred tax asset.

Deferred tax assets	
Accrued compensation	$3,164,817
Lease provisions	220,842
Capital loss carryover	-
Other	81,197
Total deferred tax asset	3,466,856
Valuation allowance	-
Net deferred tax asset	3,466,856
Deferred tax liabilities	
Other deferred tax liabilities	-
Total deferred tax liabilities	-
Net deferred tax asset	$3,466,856

Tax years 2014 to the present are open for examination by the Federal, state, and local tax authorities. The 2013 through 2015 tax years are currently under examination by New York State.

7. Concentration of Credit Risk

The Company is engaged in various activities in which counterparties primarily include broker-dealers, affiliates and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company expects the risk of loss to be remote.

The Company maintains its cash in noninterest bearing accounts at one bank, which at times may exceed Federal insurance limits. At December 31, 2017, the Company held cash above the FDIC limits in the amount of $3,017,059.

8. Subsequent Events

The Company performed an evaluation of subsequent events through March 1, 2018, which is the date the financial statement were available to be issued, and did not identify any subsequent events which would require disclosure in these financial statement.

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